

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 10, 2023

Lance Alstodt
President and Chief Executive Officer
BioRestorative Therapies, Inc.
40 Marcus Drive, Suite One
Melville, New York 11747

> **Re: BioRestorative Therapies, Inc.**
> **Registration Statement on Form S-3**
> **Filed February 7, 2023**
> **File No. 333-269631**

Dear Lance Alstodt:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jane Park at 202-551-7439 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Fred Skolnik, Esq.